One Corporate Center
Rye, NY 10580-1435-1422
Tel. (914) 921-5000
Fax (914) 921-5384
cmichailoff@gabelli.com



GAMCO Asset Management Inc.

November 11, 2009

<u>Via Overnight Delivery</u>

George L. Mahoney, Esq.
Vice President, General Counsel and
Secretary
Media General, Inc.
P.O. Box 85333
Richmond, VA 23293

Re: <u>Stockholder Recommendation</u>

Dear Mr. Mahoney:

This letter is to advise you that GAMCO Asset Management Inc. ("GAMCO") hereby recommends Carl S. Thigpen as a nominee to the Board of Directors of Media General, Inc. ("the Company"). Mr. Thigpen's nomination is in addition to GAMCO's previous nomination of F. Jack Liebau, Jr. to the Board of Directors.

In accordance with the Company's By-Laws, amended and restated as of September 25, 2008 (the "By-Laws"), we provide the following information concerning Mr. Thigpen:

1. The candidate's full name, age, principal occupation and employer.

    Carl S. Thigpen, 52. Executive Vice President & Chief Investment Officer, Protective Life Corporation.

2. The candidate's address and telephone number.

    2901 Surrey Road, Birmingham, Alabama 35223. (205)268-3620

3. A biographical profile of the candidate, including educational background and business and professional experience.

    Mr. Thigpen received his Bachelor of Science from Auburn University and his MBA from Samford University. Mr. Thigpen has worked for Protective Life Corporation since 1984. He served as Senior Vice President and Chief Mortgage and Real Estate Officer from 2002-2007. He currently serves as Executive Vice

President and Chief Investment Officer of Protective Life Corporation where he is responsible for portfolio management and direction of $30 billion in assets and an investment staff consisting of 40 employees. Mr. Thigpen is a director of West Coast Life Insurance Company, the principal subsidiary of Protective Life Insurance Company, a leading provider of life insurance products. He is the President of Protective Investment Advisors, Inc., a registered investment advisor. A copy of Mr. Thigpen's biographical sketch is enclosed.

4. Any relationship between the candidate and the Company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company) and all other information necessary for the Nominating & Governance Committee and the Board to determine whether the candidate meets the Board's independence standards and qualifies as independent under the NYSE rules.

    We are advised that no business relationship exists between Mr. Thigpen and the Company, directly or indirectly, and that Mr. Thigpen would qualify under NYSE rules as an independent director.

5. The classes and number of shares of stock of the Company owned beneficially and of record by the candidate.

    At present, Mr. Thigpen does not hold any shares of stock of the Company.

6. Any other information relating to the candidate (including a written consent of the candidate to be named as a nominee of the Company and to serve as a Director if elected) that would be required to be disclosed in a proxy statement or other filing required to be made in connection with the solicitation of proxies for the election of Directors pursuant to the SEC's proxy rules and the rules of the NYSE; and

7. Any other information regarding the candidate that the Stockholder wishes the Board to consider in evaluating the recommended candidate.

    Mr. Thigpen's written consent letter is enclosed.

In addition, GAMCO provides the following information.

1. GAMCO's full name, principal occupation and employer.

    GAMCO is a registered investment adviser to institutional and high net worth investors. GAMCO is a wholly-owned subsidiary of GAMCO Investors, Inc., a publicly-traded company. GAMCO is not acting in concert with any affiliate or other person in connection with this recommendation.

2. GAMCO's address and telephone number.

GAMCO's principal offices are located at One Corporate Center, Rye, NY 10580. (914) 921-5100.

3. The classes and number of shares of stock of the Company owned beneficially and of record by GAMCO, including, if GAMCO is not a Stockholder of record, proof of ownership of the type referred to in Rule 14a-8(b)(2) of the SEC's proxy rules.

   As of November 10, 2009, GAMCO was the beneficial owner of 4,074,799 shares of the Company's Class A Common Stock, representing 18.3% of the outstanding shares of the Class A Common Stock. A copy of the most recent Schedule 13D filed on behalf of GAMCO and its affiliates, dated October 30, 2009, is enclosed.

With respect to item (iii) of Section 7 of Article I of the By-Laws, GAMCO states that:

a. *GAMCO is not the beneficial owner of any Derivative Instruments, as defined in the By-Laws;*

b. *GAMCO is not the holder of any short interest in any shares of capital stock of the Company;*

c. *GAMCO does not hold any rights to dividends on the shares of capital stock of the Company that GAMCO beneficially owns that are separated or separable from the underlying shares of capital stock beneficially owned by GAMCO;*

d. *GAMCO does not hold any proportionate interest in shares of capital stock of the Company or Derivative Instruments held, directly or indirectly, by a general or limited partnership or limited liability company in which GAMCO is a general partner or manager or, directly or indirectly, beneficially owns an interest;*

e. *GAMCO may be entitled to performance-based fees based on the increase in the value of shares of capital stock of the Company held in accounts of investment advisory clients of GAMCO and with respect to which shares GAMCO is the beneficial owner.*

4. A description of all arrangements and understandings between GAMCO and each candidate being recommended by GAMCO and any other person or persons (including their names) pursuant to which the candidate is being recommended by the Stockholder; and

5. Any other information relating to GAMCO that would be required to be disclosed in a proxy statement or other filing required to be made in connection with the solicitation of proxies for the election of Directors pursuant to the SEC's proxy rules and rules of the NYSE.

*There are no arrangements or understanding between GAMCO and Mr. Thigpen
or others pursuant to which Mr. Thigpen is being recommended by GAMCO.*

This letter and all attachments hereto are submitted in a good faith effort to satisfy Media General's requirements. Should this letter and/or any attachments hereto be deemed deficient in any way, please contact me at the above address so that any deficiency may be cured. GAMCO reserves all rights available to it under applicable law.

GAMCO intends to be present at the Annual Meeting of Stockholders in person or by proxy to nominate Mr. Thigpen to serve as a director of the Company and it intends to continue to own the shares of the Company through the date of the Annual Meeting.

Sincerely,



Christopher J. Michailoff
General Counsel

Enclosures

BIOGRAPHICAL SKETCH

NAME AND ADDRESS:	Carl S. Thigpen 2901 Surrey Road Birmingham, Alabama 35223 Carl.thigpen@protecctive.com 205-268-3620
EMPLOYMENT:	Protective Life Corporation 1984-Present Executive Vice President and Chief Investment Officer
EDUCATION:	Bachelor of Science Degree – Auburn University, 1974-1978 Master of Business Administration – Samford University, 1982-1984 Chartered Financial Analyst, CFA Designation – CFA Institute
PAST AFFILIATIONS:	American Council of Life Insurers - Life Insurance Committee Boy Scouts of America - Past Finance Chairman for Friends of Scouting - Member of Committee for the annual Birmingham Sporting Clays Classic Newcomen Society of the United States - Director/Secretary – Treasurer
CURRENT AFFILIATIONS:	West Coast Life Insurance Company - Director American Council of Life Insurers - Investment Committee Rotary Club of Birmingham

CURRENT POSITION

Executive Vice President and Chief Financial Officer, Protective Life Corporation

- Responsibilities include portfolio management and direction of $30 billion in assets and investment staff consisting of 40 employees

- Director of West Coast Life Insurance Company, the principal subsidiary of Protective Life Insurance Company, a leading provider of life insurance products.

- President of Protective Investment Advisors, Inc., a Registered Investment Advisor

- Director of Cavalier Homes, a manufacturer of modular housing in the southeast United States.

November 11, 2009

George L. Mahoney, Esq.
Vice President, General Counsel and
Secretary
Media General, Inc.
P.O. Box 85333
Richmond, VA 23293

Re: Director Nomination

Dear Mr. Mahoney:

I understand that GAMCO Asset Management Inc. is nominating me for election to the Board of Directors of Media General, Inc. ("Media General"). I hereby consent to being named as a nominee in the Media General proxy statement for its 2010 Annual Meeting of Stockholders, and to serving as a Director if elected.

Sincerely,



Carl S. Thigpen

Most recent Schedule 13D amendment referenced in Exhibit A, filed on October 30, 2009 (complete filing available on EDGAR)